United States
Securities and Exchange Commission
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer Pursuant to Rule
13a-16 or 15d-16 under the Securities Exchange Act of 1934
For the quarter ended September 30, 2007
Commission File Number 000-27811
CHARTERED SEMICONDUCTOR
MANUFACTURING LTD.
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
60 Woodlands Industrial Park D
Street 2, Singapore 738406
(65) 6362-2838
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES
EXHIBIT INDEX
Ex-99.1 News Release of the Company dated October 26, 2007 relating to its Third quarter 2007 results.

1.	Other Events

On October 26, 2007 in Singapore, the Company issued a news release announcing its Third quarter 2007 results. A copy of the news release dated October 26, 2007 is attached hereto as Exhibit 99.1.

2.	Exhibit

	99.1	News Release of the Company dated October 26, 2007 relating to its Third quarter 2007 results.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: October 26, 2007

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1	News Release of the Company dated October 26, 2007 relating to its Third quarter 2007 results.